AXW 3/12/14

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-14599

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/13** AND ENDING **12/31/13**

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brighton Securities Corp.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

**1703 Monroe Avenue**
(No and Street)

**Rochester** (City) **NY** (State) **14618** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Alexandra Conboy** **(585) 473-3590**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Salmin, Celona, Wehrle & Flaherty, LLP**
(Name – *if individual, state last, first, middle name*)

**2300 Buffalo Road, Building 200** (Address) **Rochester** (City) **NY** (State) **14624** (Zip Code)

CHECK ONE:

[ X ] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

14046874

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410(06-02)

3/20/14

# BRIGHTON SECURITIES CORP.

Statements of Financial Condition
December 31, 2013 and 2012

## OATH OR AFFIRMATION

I, Alexandra Conboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statements of Financial Condition pertaining to the firm of Brighton Securities Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Notary Public

JULIE A. GULLO
Notary Public, State of New York
No. 01GU4955352
Qualified In Wayne County
Commission Expires Aug. 28, 2017

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statements of Financial Condition.
- [ ] (c) Statements of Income.
- [ ] (d) Statements of Cash Flows.
- [ ] (e) Statements of Changes in Shareholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
- [ ] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cornerstone Centre, 2300 Buffalo Road, Building 200 • Rochester, New York 14624-1365
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Brighton Securities Corp.

## Report on the Financial Statements

We have audited the accompanying statements of financial condition of Brighton Securities Corp. as of December 31, 2013 and 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP
Rochester, New York

February 24, 2014

BRIGHTON SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

## ASSETS

| | 2013 | 2012 |
|---|---|---|
| Cash and cash equivalents | $ 200,807 | $ 238,043 |
| Marketable securities, at fair value | 1,518,732 | 998,710 |
| Commissions receivable | 221,685 | 193,052 |
| Other receivables | 25,536 | 10,705 |
| Notes receivable from employees | 54,589 | 78,143 |
| Stock subscription receivables | 139,401 | 63,636 |
| Prepaid expenses | 74,503 | 61,390 |
| Property and equipment - net of accumulated depreciation | 429,164 | 533,428 |
| Other assets - net of accumulated amortization | 116,712 | - |
| Total assets | $ 2,781,129 | $ 2,177,107 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | 2013 | 2012 |
|---|---|---|
| Liabilities: | | |
| Accrued commissions, expenses and other liabilities | $ 257,365 | $ 182,031 |
| Accrued profit sharing contribution | 100,000 | 91,177 |
| Note payable | 80,000 | - |
| Total liabilities | 437,365 | 273,208 |
| Shareholders' equity: | | |
| Class A voting common stock - $.10 par value, 400 shares authorized, 102.94 and 104.94 shares issued in 2013 and 2012, respectively, 39 shares outstanding in 2013 and 2012 | 3 | 3 |
| Class B non-voting common stock - $.10 par value, 400 shares authorized, 2 shares issued and outstanding in 2013 | - | - |
| Capital in excess of par | 191,072 | 113,228 |
| Retained earnings | 3,512,804 | 3,165,813 |
| | 3,703,879 | 3,279,044 |
| Less: Cost of 63.94 shares in 2013 and 65.94 shares in 2012 of Class A voting common stock held in treasury | (1,360,115) | (1,375,145) |
| Total shareholders' equity | 2,343,764 | 1,903,899 |
| Total liabilities and shareholders' equity | $ 2,781,129 | $ 2,177,107 |

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1. THE COMPANY

Brighton Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in thirty four states. The Company, which maintains offices in Rochester and Batavia, New York, is an "introducing broker" and primarily earns commissions on the buying and selling of financial instruments. The Company also provides income tax preparation services. The Company's customers are primarily located in the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding Fair Value Measurements and Disclosures.

Receivables - Commissions receivable consists primarily of amounts due from the Company's clearing agent, First Clearing Corporation. Notes receivable from employees consist of non-interest bearing advances that are being repaid on a monthly basis. Stock subscription receivables are secured by the stock under a pledge agreement, bear interest at 1%, and 30% of each subscriber's shareholder distribution shall be applied to repaying the receivable until it is paid in full. No allowance for doubtful accounts has been established.

Property, Equipment and Depreciation - Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

| | |
|---|---|
| Leasehold improvements | 7-39 years |
| Furniture and fixtures | 5-10 years |
| Equipment | 3- 7 years |

Other Assets - Other assets represents acquired intangible assets, including customer lists and employment and non-solicitation agreements. These assets are being amortized on the straight-line method over their estimated useful lives to the Company, which range from three to five years.

3. FAIR VALUE MEASUREMENT

The Company accounts for its marketable securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for marketable securities measured at fair value.

Corporate debt securities, municipal bonds and government debt securities are valued at the last reported sales price at year end.

Common stock is valued at the quoted market price of the issuer's common stock at year end.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3. FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's marketable securities measured at fair value on a recurring basis as of December 31 that have been classified in the fair value hierarchy as Level 1:

| | 2013 | 2012 |
|---|---|---|
| Corporate debt securities | $1,330,931 | $ 750,017 |
| Municipal bonds | 91,338 | 195,486 |
| Government debt securities | 24,823 | 8,225 |
| Common stock | 71,640 | 44,982 |
| Marketable securities at fair value | $1,518,732 | $ 998,710 |

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

| | 2013 | 2012 |
|---|---|---|
| Leasehold improvements | $ 681,084 | $ 679,930 |
| Furniture and fixtures | 176,498 | 211,379 |
| Equipment | 172,076 | 176,512 |
| | 1,029,658 | 1,067,821 |
| Less: Accumulated depreciation | 600,494 | 534,393 |
| | $ 429,164 | $ 533,428 |

5. OTHER ASSETS

Other assets consist of the following at December 31:

| | 2013 | 2012 |
|---|---|---|
| Customer lists | $ 210,000 | $ 106,000 |
| Employment/non-solicitation agreement | 185,000 | 159,000 |
| | 395,000 | 265,000 |
| Less: Accumulated amortization | 278,288 | 265,000 |
| | $ 116,712 | $ - |

6. NOTE PAYABLE

On September 16, 2013, the Company acquired an accounting practice located in Rochester, New York. The transaction has resulted in intangible assets of $130,000, including customer lists of $104,000 and a non-solicitation agreement of $26,000 (See Note 5). The Company paid $50,000 of the $130,000 initial purchase price at closing. Of the remaining $80,000, $50,000 will be paid on April 18, 2014 and $30,000 will be paid on January 1, 2015. If certain gross revenue targets are achieved from the clients that were acquired as a result of this transaction, additional consideration may be due to the seller.

## 7. SHAREHOLDERS' EQUITY

On January 23, 2013, the Company's board of directors declared a three-for-one stock split on all issued shares of the Company's common stock. Each shareholder of record on January 23, 2013 received two additional shares of common stock for each share of common stock then held. Accordingly, all references to common stock in the accompanying financial statements have been adjusted to reflect the stock split on a retroactive basis.

On May 30, 2013, the Company's certificate of incorporation was amended to authorize the issuance of 800 shares of common stock, consisting of 400 shares of Class A voting common stock at a par value of $.10 and 400 shares of Class B non-voting common stock at a par value of $.10. The amendment also converted all issued shares of common stock to Class A voting common stock. On August 10, 2013, two Class A shares were exchanged for two Class B shares.

## 8. LEASES

The Company is obligated under leases for its three office facilities. The Brighton office lease is for a twelve-year period through December, 2016, with an annual base rent of $130,020 through December, 2014 and $141,722 through December, 2016, payable in monthly installments, plus certain repairs and maintenance expenses, and real estate taxes. The Batavia office lease requires an annual rent of $15,000 payable in monthly installments, plus certain repairs and maintenance expenses, through January, 2015. The Buell Road office lease requires monthly payments of $430 through January, 2015.

## 9. RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan which covers all full-time employees. Contributions to the plan are made at the discretion of the Company's Board of Directors.

## 10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,432,070 which was $1,332,070 in excess of its required net capital of $100,000, and a ratio of aggregate indebtedness to net capital of .3054 to 1.

## 11. INCOME TAX MATTERS

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of Company income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements, except for the New York State Franchise Tax on S Corporations.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.

12. OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Clearing Broker processes transactions comprising approximately 70% of the Company's total revenue. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Clearing Broker monitors the required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the independent auditors' report, which is the date the financial statements were available to be issued.